Exhibit 16.1

Ernst & Young LLP
Suite 1000
One Kennedy Square
777 Woodward Avenue
Detroit, Michigan 48226

February 28, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K/A, dated February 28, 2007, of CMS Energy Corporation (CMS Energy) and Consumers Energy Company and are in agreement with the first, third, fourth and fifth sentences of the second paragraph and the statements contained in the third, fourth fifth and sixth paragraphs therein. Regarding CMS Energy’s statement concerning the lack of internal control to prepare financial statements included in the fourth paragraph therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audits of CMS Energy Corporation’s 2005 and 2006 consolidated financial statements. We have no basis to agree or disagree with other statements of the registrants contained therein.

/s/ Ernst & Young LLP